Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change December 11, 2008
Item 3	News Release The news release dated December 11, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure network.
Item 4

Summary of Material Change

Silver Standard Resources Inc., as operator of the Maverick Springs joint venture, is pleased to report successful follow-up diamond drilling from the 2006 program in which MR-166 intersected 140 feet grading 7.65 ounces of silver per ton, including 40 feet grading 25.2 ounces of silver per ton, and hole 167 intersected 140 feet grading 11.1 ounces of silver per ton, including 15 feet grading 89.4 ounces of silver per ton.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated December 11, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 11th day of December, 2008

December 11, 2008	News Release 08-22

MORE HIGH-GRADE SILVER INTERSECTED AT MAVERICK SPRINGS

Vancouver, B.C. – Silver Standard Resources Inc., as operator of the Maverick Springs joint venture, is pleased to report successful follow-up diamond drilling from the 2006 program in which MR-166 intersected 140 feet grading 7.65 ounces of silver per ton, including 40 feet grading 25.2 ounces of silver per ton, and hole 167 intersected 140 feet grading 11.1 ounces of silver per ton, including 15 feet grading 89.4 ounces of silver per ton.

Highlights of the 2008 diamond drilling program included:

•
MR- 182 which intersected 180 feet grading 8.1 ounces of silver per ton and 0.009 ounces of gold per ton, including 115 feet grading 12.4 ounces of silver per ton and 0.010 ounces of gold per ton, and 25 feet grading 51.6 ounces of silver per ton and 0.012 ounces of gold per ton;

•	MR-181 which intersected 155 feet of 1.9 ounces of silver per ton and 0.007 ounces of gold per ton;
•	MR-183 which intersected 95 feet grading 2.8 ounces of silver per ton and 0.022 ounces of gold per ton, including 55 feet grading 4.3 ounces of silver per ton and 0.032 ounces of gold per ton.

Maverick Springs is located in northeastern Nevada, approximately halfway between Elko and Ely, at the southeast end of the Carlin Trend belt of gold-silver deposits.  Access is by a 40-kilometer (25-mile) gravel road from Ruby Valley.

The silver-gold mineralization occurs as a Carlin-type, sediment/carbonate-hosted disseminated deposit measuring about 2,400 meters in length, with a width of 760 meters and a thickness of approximately 60 meters.  Mineralization is open to the south and north-northwest.

Silver Standard’s partner in the joint venture property is Allied Nevada Gold Corp., which holds the rights to the gold resources. Silver Standard holds the rights to the silver resources, which consist of 69.6 million ounces of indicated silver resources and 85.6 million ounces of inferred silver resources. This resource does not include the results of the 2006 and 2008 drill programs.

Max Holtby, B.Sc., P.Geo., senior geologist, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Maverick Springs.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

SAFE HARBOR: Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements.  Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration work, the availability of drill rigs, and the ability to permit, finance and develop a mine on the property.  The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production.  Please refer to a discussion of some of these and other risk factors in Silver Standard's Annual Information Form filed with the Canadian securities regulators and both companies' Form 20-F filed with the U.S. Securities and Exchange.  The forward-looking statements contained in this document constitute management’s current estimates as of the date of this release with respect to the matters covered herein.  The companies expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways.  Forward-looking statements are based on the beliefs, expectations and opinions of the managements on the date the statements are made, and the companies do not assume any obligation to update forward-looking statements if circumstances or managements’ beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements

Selected Maverick Springs Diamond Drill Results - December 2008

			From	To	Interval*	Silver	Gold
			(feet)	(feet)	(feet)	(oz./ton)	(oz./ton)

MR-181	114488E		675.0	830.0	155.0	1.9	0.007
	581955N	incl.	685.0	695.0	10.0	6.9	0.006
		incl.	705.0	715.0	10.0	4.8	0.010

MR-182	114482E		745.0	925.0	180.0	8.1	0.009
	581969N	incl.	745.0	860.0	115.0	12.4	0.010
		incl.	780.0	805.0	25.0	51.6	0.012

MR-183	114590E		645.0	740.0	95.0	2.8	0.022
	582434N		685.0	740.0	55.0	4.3	0.032
			705.0	730.0	25.0	6.1	0.038

MR-184	114393E		725.0	765.0	40.0	3.0	0.011
	582552N	incl.	750.0	760.0	10.0	10.6	0.030
			885.0	905.0	20.0	4.1	0.001

MR-185	114934E		675.0	700.0	25.0	4.2	0.011
	582657N	incl.	680.0	690.0	10.0	7.9	0.012
			725.0	745.0	20.0	1.7	0.016

*  True thickness to be determined.. Max H. Holtby, B.Sc., P. Geo., and senior geologist, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Maverick Springs exploration program and has verified the data in the table above. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Reno, Nevada, and Vancouver, B.C.  All samples were analyzed using four acid digestion with ICP finish.  Samples over 100 ppm silver were reanalyzed by 30g fire assay with a gravimetric finish.  Gold was analyzed by 30g fire assay with an AA finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.

[Source: Silver Standard Resources Inc.]